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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. )*


                        Pennsylvania Power & Light Co.
- -------------------------------------------------------------------------------
                               (Name of Issuer)


                     6.33% Series Preference (Cumulative)
- -------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  709051690
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                                (CUSIP Number)


Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 8 pages



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CUSIP No. 709051690                     13G               Page  1  of  4  Pages


- -------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    CCMI - 13-3539843
                                                              CTC  - 52-1576922
         Chancellor Capital Management, Inc. ("CCMI") and Chancellor Trust Company, as Investment Advisers for various fiduciary accounts
- -------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) /XX/
                                                                       (b) /  /
- -------------------------------------------------------------------------------
3        SEC USE ONLY


- -------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION
                CCMI - Del.
                CTC  - NY
- -------------------------------------------------------------------------------
                        5         SOLE VOTING POWER

                                          85,000 shares
                        -------------------------------------------------------
                        6         SHARED VOTING POWER
        NUMBER OF
          SHARES                                 - 0 -
       BENEFICIALLY     -------------------------------------------------------
      OWNED BY EACH     7         SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                         85,000 shares
                        -------------------------------------------------------
                        8         SHARED DISPOSITIVE POWER

                                                  - 0 -
- -------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                85,000 shares
- -------------------------------------------------------------------------------
10          CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                8.5%
- -------------------------------------------------------------------------------
12          TYPE OF REPORTING PERSON*

                                CO, BK, IA
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 8 pages

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CUSIP:  709051690                                                    Page 2 of 4




                                  SCHEDULE 13G

Item 1.  Security and Issuer

         (a)  Pennsylvania Power & Light Co. (the
              "Company")

         (b)  Address:  Two North Ninth Street
                        Allentown, PA  18101

Item 2.  Identity and Background

         (a) This Schedule 13G is being filed by (i) Chancellor Capital Management, Inc., a Delaware corporation, whose principal business is the provision of institutional investment management services and (ii) Chancellor Trust Company, a New York State chartered trust company whose principal business is the provision of institutional investment management services.

         (b) The address of the principal place of business of Chancellor Capital Management, Inc. and Chancellor Trust Company is: 1166 Avenue of the Americas, New York, New York 10036.

         (c) Chancellor Capital Management, Inc. is a Delaware corporation. Chancellor Trust Company is a New York State chartered trust company.

         (d)   6.33% series preference (cumulative)

         (e)   CUSIP Number:  709051690

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(b)  X   Chancellor Trust Company is a Bank as defined in section 3(a)(6) of
    ---  the Act.

(e)  X   Chancellor Capital Management, Inc. is an Investment Adviser
    ---  registered under section 203 of the Investment Advisers Act of 1940.



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CUSIP:  709051690                                                    Page 3 of 4



Item 4.   Ownership

          (a) For the year ended December 31, 1994, the aggregate number of shares of the Company's common stock beneficially owned by Chancellor Capital Management, Inc. and Chancellor Trust Company, as investment advisers for various fiduciary accounts, is 85,000 shares.

          (b) Percent of Class:  8.5% based upon 1,000,000 shares outstanding.

          (c) Chancellor Capital Management, Inc. and Chancellor Trust Company, as investment advisers for various fiduciary accounts, have sole power to vote or to direct the vote, and sole power to dispose of or to direct the disposi-tion of, all of the shares reported in this Statement.

Item 5.   Ownership of Five Percent or Less

          Not applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Chancellor Capital Management, Inc. and Chancellor Trust Company are investment advisers for various fiduciary accounts which are entitled to receipt of dividends and to proceeds of the sale of the shares reported in this Statement. The ownership interest of any such account does not relate to more than five percent of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

          Not applicable.

Item 8.   Identification and Classification of Members of a Group

          Not applicable.

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CUSIP:  709051690                                                    Page 4 of 4


Item 9.    Notice of Dissolution of Group

           Not applicable.

Item 10.   Certification

           By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


- ----------------------------
Date       February 13, 1995

Signatures           Chancellor Capital Management, Inc.
                          as Investment Adviser

                     By:/s/ Andrew L. Dworkin
                        --------------------------------
                        ANDREW L. DWORKIN
                        Vice President & Senior Counsel

                     Chancellor Trust Company
                          as Investment Adviser

                     By:/s/ Andrew L. Dworkin
                        ---------------------------------
                        ANDREW L. DWORKIN
                        Vice President & Senior Counsel





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